Press Release



Contact Information:
Texen Oil and Gas, Inc.
Corporate Headquarters
Tel: 1-713-782-5758
     or
Wendy Prabhu
Investor Relations Contact
Mercom Capital Group, llc
Tel: 1-602-748-1458

FOR IMMEDIATE RELEASE

Texen Oil and Gas in Talks to Acquire Additional Leases in Brookshire Salt Dome

Houston, Texas, August 11, 2004 – Texen Oil and Gas, Inc. (OTC BB: TXEO), a Standard and Poor's listed company, is pleased to announce that it is currently negotiating the acquisition of up to a 25% interest in approximately 1,500 acres of additional oil and gas leases in the Brookshire Salt Dome, a 6.7 million barrel producing field.

The Brookshire Salt Dome covers 8,000 acres and is a relatively shallow piercement type salt dome located approximately 35 miles from the company's headquarters in Houston.   Total production in the field today, as registered with the Texas Rail Road Commission is approximately 6,750,000 barrels of oil and 7,700,000 mcf of natural gas. Some of the operators currently in the field include Lone Wolf, Espandido, Johnson Sanford, and Gen Ann. The additional leases herein referred to as "Brookshire West" are located on the west side of the river that runs through the Brookshire Salt Dome. Eight (8) distinctive pay zones have been identified on the Brookshire West property.

Currently, the company's wholly owned subsidiary, Texas Brookshire Partners, Inc., holds various working interests in 525 gross leasehold acres in the Brookshire Dome Field. These leases have been developed and are currently producing 8 oil wells and 1 salt-water injection well. The company is also re-evaluating an additional 11 previously drilled wells to put back into production. The wells drilled to-date on Texen's current leases were concentrated on an area less than 40 acres and all were completed in the Miocene and Frio sands between 1,700 and 3,200 feet depth. This type of shallow formation allows for low cost exploration, drilling and production.

"These leases present the opportunity to expand our reserve base with a property located very close to our existing operations. We believe we have identified another low cost development property that could dramatically increase our production of high-quality crude. With crude oil trading in the $44 - $45 dollar a barrel range, it is a perfect time to expand our reserve base and increase our producing properties," states Michael Sims, President and CEO of Texen Oil and Gas, Inc.

As a matter of full disclosure, the company is still conducting due-diligence on the Brookshire West leases. Texen Oil and Gas, Inc. has signed an agreement with Texas Columbia Energy, a company wholly owned by Tatiana Golovina, the largest shareholder of Texen Oil and Gas, to acquire up to a 25% interest in the Brookshire West at an actual cost basis as acquired by Texas Columbia Energy. During the due-diligence process, the company will continue to conduct negotiations with potential financers and joint venture partners.

About Texen Oil and Gas, Inc.

Texen Oil and Gas, Inc. is a Houston based oil and gas exploration and development (E&D) company. The company leases approximately 6,000 acres of crude oil and natural gas properties in Victoria, DeWitt and Waller Counties, Texas.   Texen Oil and Gas is focused on acquiring, developing and producing proven, developed and underdeveloped reserves, which offer long-term value for the company. We trade under the stock symbol: TXEO on the OTC bulletin board. For additional information, please visit our web site at: http://www.texenoilandgas.com/

Forward-Looking Statements: This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company's SEC filings. These risks and uncertainties could cause the Company's actual results to differ materially from those indicated in the forward-looking statements.

These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. Key factors that could cause actual results to differ materially from those described in forward-looking statements are:

(i) the inability of the Company to complete the acquisition of any interest in any new exploration properties;

(ii) the inability of the Company to achieve the financing required to pursue the acquisition of exploration of any new properties;

(iii) the inability of the Company to complete the acquisition of the Brookshire West property;

(iv) the inability of the Company to raise the financing necessary to conduct exploration of the Brookshire West property; and

(v) the presence of commercial production on the Brookshire West property.

Readers are cautioned not to place undue reliance on the forward-looking statements made in this Press Release.

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